Filed pursuant to Rule 424(b)(3)
Registration No. 333-220921

PROSPECTUS SUPPLEMENT NO. 1

7,201,387 Common Shares

Auris Medical Holding AG

Common Shares

This Prospectus Supplement No. 1 (this “Prospectus Supplement”) amends and supplements our Prospectus dated October 19, 2017 (the “Prospectus”), which forms a part of our Registration Statement (our “Registration Statement”) on Form F-1 (Registration No. 333-220921). This Prospectus Supplement is being filed to amend and supplement the information included or incorporated by reference in the Prospectus with the information contained in this Prospectus Supplement. The Prospectus and this Prospectus Supplement relate to the resale, from time to time, of up to 7,201,387 common shares of Auris Medical Holding AG, a stock corporation organized under the laws of Switzerland, by the selling shareholder, Lincoln Park Capital Fund, LLC.

This Prospectus Supplement includes Exhibits 99.1 and 99.2 to our Current Report on Form 6-K, which was filed with the Securities and Exchange Commission on November 28, 2017.

This Prospectus Supplement should be read in conjunction with the Prospectus that was previously delivered, except to the extent that the information in this Prospectus Supplement updates and supersedes the information contained in the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is November 28, 2017

Unaudited Condensed Consolidated Interim Financial Statements as of September 30, 2017 and December 31, 2016 and for the Three and Nine Months Ended September 30, 2017 and 2016

Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Loss
Condensed Consolidated Interim Statement of Financial Position
Condensed Consolidated Interim Statement of Changes in Equity
Condensed Consolidated Interim Statement of Cash Flows
Notes to the Condensed Consolidated Interim Financial Statements

Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Loss (unaudited)
For the Three and Nine Months Ended September 30, 2017 and 2016 (in CHF)

		THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30
	Note	2017	2016	2017	2016
Research and development		(4,221,324)	(6,344,600)	(14,925,642)	(19,763,338)
General and administrative		(1,336,217)	(1,197,541)	(3,997,373)	(4,144,687)
Operating loss		(5,557,541)	(7,542,141)	(18,923,015)	(23,908,025)
Interest income		7,788	18,118	53,563	44,284
Interest expense	4	(416,956)	(404,453)	(1,248,400)	(409,712)
Foreign currency exchange gain/loss, net		1,650	(191,687)	(929,386)	(1,177,624)
Revaluation gain/loss from derivative financial instruments	4,5	(55,613)	228,190	1,705,018	228,190
Transaction costs	5	—	—	(506,234)	—
Loss before tax		(6,020,672)	(7,891,973)	(19,848,454)	(25,222,887)
Income tax gain	3	8,191	—	24,573	—
Net loss attributable to owners of the Company		(6,012,481)	(7,891,973)	(19,823,881)	(25,222,887)
Other comprehensive loss:
Items that will never be reclassified to profit or loss
Remeasurement of defined benefit liability, net of taxes of CHF 0.00		94,463	23,412	378,100	(584,455)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences, net of taxes of CHF 0.00		(4,594)	5,968	55,316	31,932
Other comprehensive income/(loss), net of taxes of CHF 0		89,869	29,380	433,416	(552,523)
Total comprehensive loss attributable to owners of the Company		(5,922,612)	(7,862,593)	(19,390,465)	(25,775,410)

Basic and diluted loss per share		(0.14)	(0.23)	(0.48)	(0.73)

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statement of Financial Position (unaudited)
As of September 30, 2017 and December 31, 2016 (in CHF)

		SEPTEMBER 30, 2017	DECEMBER 31, 2016
	Note
ASSETS
Non-current assets
Property and equipment		273,282	369,294
Intangible assets		1,629,100	1,482,520
Other non-current financial assets		76,702	114,778
Total non-current assets		1,979,084	1,966,592

Current assets
Other receivables		299,970	296,531
Prepayments		447,456	952,595
Cash and cash equivalents		20,198,415	32,442,222
Total current assets		20,945,841	33,691,348

Total assets		22,924,925	35,657,940

EQUITY AND LIABILITIES
Equity
Share capital	5	17,731,881	13,731,881
Share premium		113,348,971	112,838,815
Foreign currency translation reserve		(28,228)	(83,544)
Accumulated deficit		(131,530,523)	(112,344,303)
Total shareholders' (deficit) / equity attributable to owners of the Company		(477,899)	14,142,849

Non-current liabilities
Loan	4	6,626,525	10,151,498
Derivative financial instruments	4,5	3,502,577	117,132
Employee benefits		1,815,329	2,092,434
Deferred tax liabilities	3	172,009	196,582
Total non-current liabilities		12,116,440	12,557,646

Current liabilities
Loan	4	4,406,208	2,212,706
Trade and other payables		1,150,326	1,837,997
Accrued expenses		5,729,850	4,906,742
Total current liabilities		11,286,384	8,957,445
Total liabilities		23,402,824	21,515,091
Total equity and liabilities		22,924,925	35,657,940

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statement of Changes in Equity (unaudited)
As of September 30, 2017 and 2016 (in CHF)

	ATTRIBUTABLE TO OWNERS OF THE COMPANY
	NOTE	SHARE CAPITAL	SHARE PREMIUM	FX TRANSLATION RESERVE	ACCUMULATED DEFICIT	TOTAL (DEFICIT) / EQUITY
As of January 1, 2016		13,721,556	112,662,910	(63,821)	(81,578,733)	44,741,912
Total comprehensive loss
Net loss		—	—	—	(25,222,887)	(25,222,887)
Other comprehensive income/(loss)		—	—	31,932	(584,455)	(552,523)
Total comprehensive loss		—	—	31,932	(25,807,342)	(25,775,410)
Transactions with owners of the Company
Share issuance costs		—	(1,862)	—	—	(1,862)
Share based payments	7	—	—	—	184,964	184,964
Issue of bonus shares	5	10,325	177,767	—	—	188,092
Balance at September 30, 2016	5	13,731,881	112,838,815	(31,889)	(107,201,111)	19,337,696
As of January 1, 2017		13,731,881	112,838,815	(83,544)	(112,344,303)	14,142,849
Total comprehensive loss
Net loss		—	—	—	(19,823,881)	(19,823,881)
Other comprehensive income		—	—	55,316	378,100	433,416
Total comprehensive income/(loss)		—	—	55,316	(19,445,781)	(19,390,465)
Transactions with owners of the Company
Transaction costs	5	—	(397,685)	—	—	(397,685)
Share based payments	7	—	—	—	259,561	259,561
Capital increase	5	4,000,000	907,841	—	—	4,907,841
Balance at September 30, 2017	5	17,731,881	113,348,971	(28,228)	(131,530,523)	(477,899)

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statement of Cash Flows (unaudited)
For the Nine Months Ended September 30, 2017 and 2016 (in CHF)

	Note	NINE MONTHS ENDED SEPTEMBER 30, 2017	NINE MONTHS ENDED SEPTEMBER 30, 2016

Cash flows from operating activities
Net loss		(19,823,881)	(25,222,887)
Adjustments for:
Depreciation		96,011	72,084
Unrealized foreign currency exchange loss, net		906,191	1,214,572
Net interest income		1,181,897	355,429
Share based payments	7	259,561	184,964
Transaction costs		506,234	—
Employee benefits		100,995	90,648
Fair value derivative financial instruments		(1,705,018)	(228,190)
Deferred tax gain	3	(24,573)	—
		(18,502,583)	(23,533,380)

Changes in:
Other receivables		34,644	(875,464)
Prepayments		505,140	(80,625)
Trade and other payables		(687,671)	408,079
Accrued expenses		823,109	842,960

Net cash used in operating activities		(17,827,361)	(23,238,430)

Cash flows from investing activities
Purchase of property and equipment		—	(11,474)
Purchase of intangible assets		(146,580)	—
Interest received		53,563	44,284
Net cash (used in) / from investing activities		(93,017)	32,810

Cash flows from financing activities
Proceeds from public offering	5	9,321,807	—
Transaction costs		(227,422)	—
Share issuance costs		—	(1,862)
Proceeds from loan issuance		—	11,986,671
Repayment of loan		(1,025,042)	—
Interest paid	4	(905,353)	(238,415)
Net cash from financing activities		7,163,990	11,746,394

Net decrease in cash and cash equivalents		(10,756,388)	(11,459,226)
Cash and cash equivalents at beginning of the period		32,442,222	50,237,300
Net effect of currency translation on cash		(1,487,419)	(1,251,351)
Cash and cash equivalents at end of the period		20,198,415	37,526,723

The accompanying notes form an integral part of these condensed consolidated interim financial statements

AURIS MEDICAL HOLDING AG

Notes to the Condensed Consolidated Interim Financial Statements

as of September 30, 2017 and December 31, 2016 and for the Three Months and Nine Months Ended September 30, 2017 and 2016 (in CHF)

1.	Reporting entity

Auris Medical Holding AG (the “Company”) is domiciled in Switzerland. The Company’s registered address is at Bahnhofstrasse 21, 6300 Zug. These condensed consolidated interim financial statements comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). The Company is the ultimate parent of the following Group entities:

•	Auris Medical AG, Basel, Switzerland (100%) with a nominal share capital of CHF 2,500,000

•	Otolanum AG, Zug, Switzerland (100%) with a nominal share capital of CHF 100,000

•	Auris Medical Inc., Chicago, United States (100%) with a nominal share capital of USD 15,000

•	Auris Medical Ltd., Dublin, Ireland (100%) with a nominal share capital of EUR 100

The Group is primarily involved in the development of pharmaceutical products for the treatment of inner ear disorders, in particular tinnitus, hearing loss and vertigo. Its most advanced projects are in the late stage of clinical development.

2.	Basis of preparation

Statement of compliance

These condensed consolidated interim financial statements as of September 30, 2017 and December 31, 2016 and for the three and nine months ended September 30, 2017 have been prepared in accordance with International Accounting Standard Interim Financial Reporting (“IAS 34”) and should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2016.

These condensed consolidated interim financial statements include all adjustments, that are necessary to fairly state the results of the interim period and the Group believes that the disclosures are adequate to make the information presented not misleading. Interim results are not necessarily indicative of results to be expected for the full year. Management does not consider the business to be seasonal or cyclical.

Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, have been condensed or omitted as permitted by IAS 34. The condensed consolidated statement of financial position as of December 31, 2016 was derived from the audited consolidated financial statements.

The interim condensed consolidated financial statements were authorized for issuance by the Company’s Audit Committee on November 28, 2017.

Functional and reporting currency

These interim condensed consolidated financial statements are presented in Swiss Francs (“CHF”), which is the Company’s functional currency (“functional currency”) and the Group’s reporting currency.

Significant accounting policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its audited consolidated financial statements as of and for the year ended December 31, 2016 and have been applied consistently to all periods presented in these condensed consolidated interim financial statements, unless otherwise indicated.

New standards, amendments and interpretations adopted by the Group

The Group has not early adopted any standard, interpretation or amendment that was issued, but is not yet effective.

A number of new standards, amendments to standards and interpretations are effective for the Group’s 2017 reporting year. The application of these new standards, amendments to standards and interpretations does not have material impact on the financial statements of the Group.

3.	Taxation

The Group’s income tax expense recognized in the condensed consolidated statement of profit or loss is presented as follows:

	NINE MONTHS ENDED
	September 30, 2017	September 30, 2016
Deferred income tax expense	—	(80,124)
Deferred income tax gain	24,573	80,124
Total income tax expense	24,573	—

The tax effect of taxable temporary differences that give rise to deferred income tax liabilities or to deferred income tax assets as of September 30, 2017 and 2016 is presented as follows:

	September 30, 2017	September 30, 2016
Deferred Tax liabilities
Intangible assets	(349,052)	(327,637)
Hercules Loan & Warrant	(53,309)	(80,124)
Total	(402,361)	(407,761)
Deferred Tax assets
Net operating loss (NOL)	230,352	80,124
Total	230,352	80,124
Deferred Tax, net	(172,009)	(327,637)

4.	Loan and Warrant

On July 19, 2016, the Company entered into a Loan and Security Agreement (the “Hercules Loan and Security Agreement”) for a secured term loan facility of up to US$20.0 million with Hercules Capital, Inc. as administrative agent (“Hercules”) and the lenders party thereto. An initial tranche of US$12.5 million was drawn on July 19, 2016, concurrently with the execution of the Hercules Loan and Security Agreement. The loan matures on January 2, 2020 and bears interest at a minimum rate of 9.55% per annum, and is subject to the variability of the prime interest rate. The loan is secured by a pledge of the shares of Auris Medical AG owned by the Company, all intercompany receivables owed to the Company by its Swiss subsidiaries and a security assignment of the Company’s bank accounts.

The loan was initially recognized at transaction value with deductions of the fair value of the warrant at transaction date and directly attributable transactions costs.

Subsequent to initial recognition, the loan is measured at amortized cost using the effective interest method. Applying this method, the calculated value of the loan as of September 30, 2017 is CHF 11,032,733. Of the CHF 11,032,733 amortization payments due within the next 12 months in an amount of CHF 4,406,208 are reclassified as current liabilities.

In connection with the loan facility, the Company issued Hercules a warrant to purchase up to 241,117 of its common shares at an exercise price of US$3.94 per share. As of July 19, 2016, the warrant was exercisable for 156,726 common shares. Upon Hercules making the second advance under the loan facility, the warrant shall become exercisable for the additional 84,391 common shares. The warrant expires on July 19, 2023. The fair value calculation of the warrant is based on the Black-Scholes option price model. Assumptions are made regarding inputs such as volatility and the risk free rate in order to determine the fair value of the warrant. As the warrant is part of the loan transaction, its fair value was deducted from the loan proceeds and accounted for separately as non-current financial liability. Following the initial recognition, the warrant is measured at fair value and the changes in fair value are shown as profit or loss.

As of September 30, 2017, the fair value of the warrant amounts to CHF 51,733. Therefore, the fair value decreased by the total amount of CHF 65,399 in the current year (fair value as of December 31, 2016: CHF 117,132).

5.	Capital and reserves

Share capital

The issued share capital of the Company consisted of:

	Common Shares
	Number
	2017	2016
As of January 1	34,329,704	34,303,891
Common shares issued for capital increase with a nominal value of CHF 0.40 each	10,000,000	—
Common shares issued for restricted share awards with a nominal value of CHF 0.40 each	—	25,813
Total, as of September 30	44,329,704	34,329,704

All shares have a nominal value of CHF 0.40 and are fully paid in. As of June 30, 2017, the nominal value of the 44,329,704 issued shares amounted to CHF 17,731,881.60 (as of December 31, 2016, the nominal value of 34,329,704 issued shares amounted to CHF 13,731,881.60).

Equity Offering on NASDAQ Global Market

On February 21, 2017, the Company completed a public offering (the “February 2017 Offering”) of 10,000,000 common shares with a nominal value of CHF 0.40 each and 10,000,000 warrants, each warrant entitling its holder to purchase 0.70 of a common share. The net proceeds to the Company from the February 2017 Offering were approximately CHF 9.1 million (US$ 9.1 million), after deducting underwriting discounts and other estimated offering expenses payable by us. The Company had transaction costs amounting to CHF 903,919. The transactions costs were recorded as CHF 397,685 in equity for the issuance of the common shares and CHF 506,234 to finance expense in the statement of profit or loss and comprehensive loss for the issuance of the warrants.

The underwriter was granted a 30-day option to purchase up to 1,500,000 additional common shares and/or 1,500,000 additional warrants. On February 15, 2017, the underwriter partially exercised its 30-day option to purchase additional common shares and/or warrants in the amount of 1,350,000 warrants.

Consequently, the Company issued warrants to purchase up to 7,945,000 of its common shares at an exercise price of US$1.20 per share. The warrants are exercisable during a five-year period beginning on date of issuance. The fair value calculation of the warrants is based on the Black-Scholes option price model. Assumptions are made regarding inputs such as volatility and the risk free rate in order to determine the fair value of the warrant. If a warrant is exercised, the Company will receive variable proceeds because the Company’s functional currency is CHF and the exercise price is in USD, which results in the warrants being considered liability instruments. Therefore, the warrants were assigned fair values using the Black-Scholes model. The residual value was assigned to the common share sold along with each warrant in accordance with IAS 32 Financial instruments: presentation.

As of September 30, 2017, the fair value of the warrants amounted to CHF 3,450,844. The fair value decreased by CHF 1,639,619 since the initial recognition (fair value as of February 21, 2017: CHF 5,090,463).

Issue of common shares upon exercise of options

During the nine months ended September 30, 2017, no options were exercised.

On January 7, 2016, the Company granted 25,813 restricted shares to employees under the Equity Incentive Plan as a compensation bonus for 2015. These shares vested upon grant and have a sales restriction for 3 years. The Company recorded a corresponding payroll charge of CHF 188,092 in 2015. As a result of the grant, the nominal share capital increased by CHF 10,325.

Controlled Equity Offering

On June 1, 2016, the Company entered into a Controlled Equity OfferingSM Sales Agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co. (“Cantor”), pursuant to which the Company may offer and sell, from time to time common shares, with a nominal value of CHF 0.40 per share, having an aggregate offering price of up to US$ 35 million through Cantor. Any common shares offered and sold will be issued pursuant to the Company’s shelf registration statement on Form F-3 (Registration No. 333-206710) as supplemented by a prospectus supplement, dated June 1, 2016. In the first nine months of 2017, the Company did not offer or sell any common shares under the Sales Agreement.

6.	Employee benefits

	NINE MONTHS ENDED
	September 30, 2017	September 30, 2016
Salaries	2,971,707	2,820,562
Pension costs	277,554	254,757
Share based compensation expense	259,561	184,964
Other employee costs and social benefits	251,000	627,271
Total employee benefits	3,759,822	3,887,554

7.	Share based payments

Share based compensation expense of CHF 259,561 was recognized for the nine months ended September 30, 2017 (for the nine months ended September 30, 2016: CHF 184,964).

A total of 931,230 options were granted in the nine months ended September 30, 2017. The exercise price of the options granted is US$ 0.82 per share. The methodology for computation of share based compensation expense for the period is consistent with the methodology used in 2016.

8.	Loss per share

	Three months ended September 30, 2017	Three months ended September 30, 2016	Nine months ended September 30, 2017	Nine months ended September 30, 2016
Loss attributable to owners of the Company	(6,012,481)	(7,891,973)	(19,823,881)	(25,222,887)
Weighted average number of shares outstanding	44,329,704	34,329,704	42,601,763	34,329,045
Basic and diluted loss per share	(0.14)	(0.23)	(0.47)	(0.73)

For the nine months ended September 30, 2017 and September 30, 2016 basic and diluted loss per share are calculated based on the weighted average number of shares issued and outstanding and excludes shares to be issued under the stock option plans, as they would be anti-dilutive. As of the date hereof, the Company had 1,743,150 options outstanding under its stock option plans. The average number of options outstanding between January 1, 2017 and September 30, 2017 was 1,390,645 (640,830 for the period between January 1, 2016 and September 30, 2016).

9.	Events after the Reporting Period

Equity Commitment Purchase Agreement and Registration Rights Agreement

On October 10, 2017, the Company entered into a purchase agreement (the “Commitment Purchase Agreement”) and a Registration Rights Agreement (the “Registration Rights Agreement”) with Lincoln Park Capital Fund, LLC (“LPC”). Pursuant to the Commitment Purchase Agreement, LPC has agreed to subscribe for up to $13,500,000 of the Company’s common shares over the 30-month term of the Commitment Purchase Agreement. Regular purchases may be made from time to time under the Commitment Purchase Agreement subject to certain amount limitations. The purchase price for regular purchases is equal to the lesser of (i) the lowest sale price of the Company’s common shares on the purchase date and (ii) the average of the three (3) lowest closing sale prices of the Company’s common shares during the ten (10) business days prior to the purchase date, as reported on the Nasdaq Capital Market. The Company also has the right, at its sole discretion, to require LPC to make additional purchases, subject to certain amount limitations, at a purchase price equal to the lesser of (i) $1.50 per common share or (ii) 97% of the purchase price, provided that the closing price of the common shares is not below $0.70.

Registered Offering Purchase Agreement

On October 16, 2017, the Company issued 1,744,186 of its common shares to LPC for an aggregate price of $1,500,000 pursuant to its effective shelf registration statement on Form F-3 (Registration No. 333-217305).

HEALOS Phase 3 clinical trial results

On November 28 2017, top-line results from the HEALOS Phase 3 clinical trial of AM-111 in idiopathic sudden sensorineural hearing loss, or ISSNHL, were announced. The HEALOS trial did not meet the primary efficacy endpoint of a statistically significant improvement in hearing from baseline to Day 28 compared to placebo for either active treatment groups in the overall study population. However, a post-hoc analysis of the subpopulation with profound acute hearing loss revealed a clinically and statistically significant improvement in the AM-111 0.4 mg/mL treatment group. The Company plans to discuss the HEALOS results and the regulatory pathway with health authorities. In addition, the Company will terminate the ASSENT trial as it is very similar in design to the HEALOS trial and, based on the new findings, is no longer adequate for testing AM-111.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this in conjunction with our unaudited condensed consolidated interim financial statements as of and for the three and nine months ended September 30, 2017 and 2016 included as Exhibit 99.1 to this Report on Form 6-K, which have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2016 (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the U.S. Securities and Exchange Act of 1934, as amended.

Unless otherwise indicated or the context otherwise requires, all references to “Auris Medical” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Auris Medical Holding AG and its subsidiaries.

We prepare and report our consolidated financial statements and financial information in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). We maintain our books and records in Swiss Francs. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this discussion and analysis are in Swiss Francs.

This discussion and analysis is dated as of November 28, 2017.

Overview

We are a clinical-stage biopharmaceutical company focused on the development of novel products for the treatment of inner ear and vestibular disorders. Our most advanced product candidates are in Phase 3 clinical development. Keyzilen® (AM-101) is being developed for the treatment of acute inner ear tinnitus and has received fast track designation from the FDA. In two Phase 2 clinical trials, Keyzilen® demonstrated a favorable safety profile and statistically significant improvement in tinnitus loudness and other patient reported outcomes. In August 2016, we announced that the trial Efficacy and Safety of AM-101 in the Treatment of Acute Peripheral Tinnitus 2 (TACTT2), the first of two pivotal Phase 3 clinical trials with Keyzilen®, did not meet the two co-primary endpoints of statistically significant changes in tinnitus loudness and tinnitus burden as measured by the Tinnitus Functional Index (TFI), compared to placebo.

Following analysis of the TACTT2 data, we amended the protocol for the TACTT3 trial, the second Phase 3 clinical trial with Keyzilen®. TACTT3 is being conducted in several European countries. Under the amended protocol, the trial size has been increased, certain patient subgroups have been included in confirmatory testing and the TFI has been elevated from a key secondary endpoint to an alternate primary efficacy endpoint. We completed recruitment under the amended protocol in September 2017 and expect to have top-line results from the expanded TACTT3 trial in the first quarter of 2018.

We are also developing AM-111 for acute inner ear hearing loss. In November 2015 and in June 2016 we initiated two pivotal Phase 3 trials in the treatment of idiopathic sudden sensorineural hearing loss (ISSNHL; aka sudden deafness), titled HEALOS and ASSENT.

HEALOS enrolled 256 patients in Europe and Asia. On November 28, 2017, we announced that the HEALOS trial did not meet the primary efficacy endpoint of a statistically significant improvement in hearing from baseline to Day 28 compared to placebo for either active treatment groups in the overall study population. However, a post-hoc analysis of the subpopulation with profound acute hearing loss revealed a clinically and statistically significant improvement in the AM-111 0.4 mg/mL treatment group. We plan to discuss the HEALOS results and the regulatory pathway with health authorities. In addition, we will terminate the ASSENT trial as it is very similar in design to the HEALOS trial and, based on the new findings, is no longer adequate for testing AM-111.

The hearing improvement at the three worst affected contiguous test frequencies at Day 28 was 38.4 dB for patients in the AM-111 0.4 mg/mL group compared to 33.4 dB for the placebo group (p=0.226). For patients in the AM-111 0.8 mg/mL group the improvement was 36.6 dB (p=0.448). Post-hoc analysis in the subpopulation of patients with profound hearing loss1 (n=98) showed an improvement at Day 28 of 42.7 dB in the AM-111 0.4 mg/mL group vs. 26.8 dB in the placebo group, which was statistically significant (p=0.0176). The improvement was 37.3 dB in the AM-111 0.8 mg/mL group (p=0.126). In addition, AM-111 was well tolerated and the primary safety endpoint was met. There was no significant difference in the occurrence of clinically relevant hearing deterioration between either of the active treated groups and the placebo group at Day 28.

On February 2, 2017, we entered into an asset purchase agreement with Otifex Therapeutics Pty Ltd (“Otifex”), pursuant to which we agreed to purchase and Otifex has agreed to sell us certain preclinical and clinical assets related to a formulation for the intranasal application of Betahistine, which we refer to as AM-125, as well as intellectual property rights. We plan to develop the formulation for the treatment of vertigo. The Otifex transaction closed in July 2017. We plan to initiate a second Phase 1 clinical trial with AM-125 in the first half of 2018.

To date, we have financed our operations through public offerings of our common shares, private placements of equity securities, and short- and long-term loans. On July 19, 2016, we entered into a Loan and Security Agreement (the “Hercules Loan and Security Agreement”) for a secured term loan facility of up to US$20.0 million with Hercules Capital, Inc. as administrative agent (“Hercules”) and the lenders party thereto. We have no products approved for commercialization and have never generated any revenues from royalties or product sales. As of September 30, 2017, we had cash and cash equivalents of CHF 20.2 million. Based on our current plans, we do not expect to generate royalty or product revenues unless and until we obtain marketing approval for, and commercialize, Keyzilen®, AM-111, AM-125 or any of our other product candidates.

As of September 30, 2017, we had an accumulated deficit of CHF 131.5 million. We expect to continue incurring losses as we continue our clinical and pre-clinical development programs, apply for marketing approval for our product candidates and, subject to obtaining regulatory approval of our product candidates, build a sales and marketing force in preparation for the potential commercialization of our product candidates.

Thomas Jung, MD, PhD, who joined Auris Medical in 2016 as Chief Development Officer, has decided to leave the Company by the end of the year to pursue a new career opportunity.

Recent Developments

On May 9, 2017 and April 24, 2017, respectively, we announced results from AMPACT 1 and AMPACT2 (AM-101 in the Post-Acute Treatment of Peripheral Tinnitus 1 and 2), two open-label extension studies of the Phase 3 TACTT2 and TACTT3 clinical trials, respectively. The AMPACT studies were conducted at the request of the US Food and Drug Administration (FDA) to generate safety data from chronic intermittent use of Keyzilen® for up to 12 months. Participation in the AMPACT studies was offered to individuals who had completed the TACTT2 and TACTT3 trials; they were given the choice to receive up to three treatment cycles with each cycle comprising three intratympanic administrations of Keyzilen®, followed by a treatment-free observation period of 12 weeks. A total of 257 TACTT2 participants rolled over into AMPACT1 and provided safety data; 228 of these patients provided exploratory efficacy data. A total of 485 TACTT3 participants rolled over into AMPACT2 and provided safety data; 422 of these patients provided exploratory efficacy data. At the time of enrollment into the AMPACT studies, all patients were in the post-acute stage, i.e. more than three months from tinnitus onset.

Both AMPACT1 and AMPACT2 confirmed the good safety profile of Keyzilen®. The primary safety endpoint was the incidence of clinically relevant hearing deterioration five weeks after the start of a treatment cycle. In line with the results from previous trials with Keyzilen®, such incidence was low, amounting to 6% and 8% in AMPACT1 and AMPACT2, respectively. During the course of the studies, the patients’ hearing threshold at the average of 4, 6 and 8 kHz was essentially stable. In both studies, the vast majority of adverse events that were considered related to the study drug or treatment procedure were rated as either mild or moderate in intensity. Three and seven patients, respectively, experienced a total of four and eight non-fatal, serious adverse events, none of which was considered related to the study drug. Confirming previous data, 93% and 97%, respectively, of tympanic membranes were already closed at the time of the first follow-up visit.

1 Commonly defined as hearing threshold of 90 dB or higher.

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Exploratory efficacy analyses collected in AMPACT1 show improvements in the TFI as well as other tinnitus metrics. The TFI decreased on average by 8.2 points (95% confidence interval 6.2 to 10.1; baseline of 42.7 points) to the last follow-up visit. The more treatment cycles the study participants received, the larger the reduction in the TFI was; the difference between three cycles and one cycle reached statistical significance. Similar results were achieved on subjective tinnitus loudness and tinnitus annoyance. In addition, 41% of AMPACT1 participants achieved a reduction in their tinnitus severity (extreme-severe-moderate-mild-none) by at least one grade and 28% reported that their tinnitus severity had improved “much” or “very much” compared to baseline.

Exploratory efficacy analyses collected in AMPACT2 show improvements in the TFI that were more pronounced for Stratum A patients (originally enrolled in TACTT3 during the acute stage; i.e. up to three months from onset) compared to Stratum B patients (originally enrolled during the post-acute stage). For Stratum A patients, the TFI decreased on average by 7.6 points (95% confidence interval 5.5 to 9.6; baseline of 40.3 points) to the last follow-up visit. For Stratum B patients, the TFI decreased on average by 3.5 points (1.4 to 5.6; baseline of 42.3 points) when enrolled in TACTT3 between three and six months from onset and by 2.5 points (-1.1 to 6.1; baseline of 45.3 points) when enrolled in TACTT3 between six and 12 months from onset. Efficacy outcomes from AMPACT1 and AMPACT2 are of exploratory nature and should be interpreted in conjunction with the design of the preceding TACTT1 and TACTT2 trials and their respective outcomes.

On July 20, 2015, the USPTO declared Patent Interference No. 106,030 involving our issued U.S. patent No. 9,066,865 (the “865 Patent”) and Otonomy, Inc.’s (“Otonomy”) U.S. patent application No. 13/848,636 (the “636 Application”). On January 26, 2017, the USPTO issued a decision on the interference granting Auris benefit of priority. As a result of the decision, judgment was entered against Otonomy and all claims in the ’636 Application were refused. In addition, claims 1-8 of the ’865 Patent were cancelled as the result of the USPTO’s determination that the written description of the specification lacked full scope support for treating middle or inner ear disease with fluoroquinolone. However, claim 9, which is directed to a method of treating viral and bacterial infections with intratympanic injection of a fluoroquinolone antibiotic in a poloxamer 407 composition under certain specifications, was affirmed. Otonomy appealed the decision on March 27, 2017 and we submitted a notice of cross-appeal on April 5, 2017.

On October 10, 2017, we entered into a purchase agreement (the “Commitment Purchase Agreement”) and a Registration Rights Agreement (the “Registration Rights Agreement”) with Lincoln Park Capital Fund, LLC (“LPC”). Pursuant to the Commitment Purchase Agreement, LPC has agreed to subscribe for up to $13,500,000 of our common shares over the 30-month term of the Commitment Purchase Agreement. Regular purchases may be made from time to time under the Commitment Purchase Agreement subject to certain amount limitations. The purchase price for regular purchases is equal to the lesser of (i) the lowest sale price of our common shares on the purchase date and (ii) the average of the three (3) lowest closing sale prices of our common shares during the ten (10) business days prior to the purchase date, as reported on the Nasdaq Capital Market. We also have the right, at our sole discretion, to require LPC to make additional purchases, subject to certain amount limitations, at a purchase price equal to the lesser of (i) $1.50 per common share or (ii) 97% of the purchase price, provided that the closing price of the common shares is not below $0.70. Pursuant to the Registration Rights Agreement, we have agreed to file registration statements with the SEC to register the resale of the common shares purchased by LPC.

On October 16, 2017, we issued 1,744,186 of our common shares to LPC for an aggregate price of $1,500,000 pursuant to our effective shelf registration statement on Form F-3 (Registration No. 333-217305).

On November 28, 2017, we announced that the HEALOS trial did not meet the primary efficacy endpoint of a statistically significant improvement in hearing from baseline to Day 28 compared to placebo for either active treatment groups in the overall study population. However, a post-hoc analysis of the subpopulation with profound acute hearing loss revealed a clinically and statistically significant improvement in the AM-111 0.4 mg/mL treatment group. We plan to discuss the HEALOS results and the regulatory pathway with health authorities. In addition, we will terminate the ASSENT trial as it is very similar in design to the HEALOS trial and, based on the new findings, is no longer adequate for testing AM-111.

Collaboration and License Agreements

There have been no material changes to our collaboration and license agreements from those reported in “Item 5—Operating and Financial Review and Prospects–Operating results—Collaboration and License Agreements” in the Annual Report.

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Research and Development Expense

Our research and development expense is highly dependent on the development phases of our research projects and therefore may fluctuate substantially from period to period. Our research and development expense mainly relates to the following key programs:

•	Keyzilen® (AM-101). We are conducting a Phase 3 clinical development program with Keyzilen® comprising two Phase 3 trials and two open label follow-on trials. In August 2016, we announced that the TACTT2, the first of two pivotal Phase 3 clinical trials with Keyzilen®, did not meet the two co-primary endpoints of statistically significant changes in tinnitus loudness and tinnitus burden as measured by the TFI, compared to placebo. We completed enrollment under the amended TACTT3 trial in September 2017 and expect top-line results in the first quarter of 2018. We announced top-line data from AMPACT1 and AMPACT2 on May 9 and April 24, 2017, respectively. We anticipate that our research and development expenses in connection with these clinical trials will be lower in 2017 than in 2016, reflecting the lower number of active trials.

•	AM-111. We are conducting a Phase 3 clinical development program with AM-111 comprising two Phase 3 trials in the treatment of ISSNHL, titled HEALOS and ASSENT. On November 28, 2017, we announced that the HEALOS trial did not meet the primary efficacy endpoint of a statistically significant improvement in hearing from baseline to Day 28 compared to placebo for either active treatment groups in the overall study population. However, a post-hoc analysis of the subpopulation with profound acute hearing loss revealed a clinically and statistically significant improvement in the AM-111 0.4 mg/mL treatment group. We plan to discuss the HEALOS results and the regulatory pathway with health authorities. In addition, we will terminate the ASSENT trial as it is very similar in design to the HEALOS trial and, based on the new findings, is no longer adequate for testing AM-111.

•	AM-125. In the first half of 2018, we plan to initiate a second Phase 1 trial in healthy volunteers to further test the safety and tolerability and the pharmacokinetics of AM-125. We expect to obtain the results of the study in summer 2018.

Other research and development expenses mainly relate to our pre-clinical studies of AM-102 (second generation tinnitus treatment). The expenses mainly consist of costs for production of the pre-clinical compounds and costs paid to academic and other research institutions in conjunction with pre-clinical testing.

For a discussion of our other key financial statement line items, please see “Item 5—Operating and Financial Review and Prospects–Operating results—Financial Operations Overview” in the Annual Report.

Results of Operations

The numbers below have been derived from our unaudited condensed consolidated interim financial statements as of and for the three and nine months ended September 30, 2017 and 2016. The discussion below should be read along with this financial information, and it is qualified in its entirety by reference to them.

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Comparison of the three months ended September 30, 2017 and 2016

	Three months ended September 30
	2017	2016	Change
	(in thousands of CHF)%
Research and development	(4,221)	(6,344)	(33%)
General and administrative	(1,336)	(1,198)	12%
Operating loss	(5,557)	(7,542)	(26%)
Interest income	8	18	(56%)
Interest expense	(417)	(404)	3%
Foreign currency exchange gain / loss, net	2	(192)	(101%)
Revaluation (loss) / gain from derivative instrument	(56)	228	(125%)
Loss before tax	(6,020)	(7,892)	(24%)
Income tax gain	8	—	n/a
Net loss attributable to owners of the Company	(6,012)	(7,892)	(24%)
Other comprehensive income:
Items that will never be reclassified to profit or loss
Remeasurements of defined benefit liability	94	23	309%
Items that are or may be reclassified to profit or loss
Foreign currency translation differences	(5)	6	(183%)
Other comprehensive income	89	29	207%
Total comprehensive income attributable to owners of the Company	(5,923)	(7,863)	(25%)

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Comparison of the nine months ended September 30, 2017 and 2016

	Nine months ended September 30
	2017	2016	Change
	(in thousands of CHF)%
Research and development	(14,926)	(19,763)	(24%)
General and administrative	(3,997)	(4,145)	(4%)
Operating loss	(18,923)	(23,908)	(21%)
Interest income	54	44	23%
Interest expense	(1,248)	(410)	204%
Foreign currency exchange gain / loss, net	(929)	(1,177)	(21%)
Revaluation gain from derivative instrumen	1,705	228	648%
Transaction cos	(506)	—	n/a
Loss before t	(19,847)	(25,223)	(21%)
Income tax gain	25	—	n/a
Net loss attributable to owners of the Company	(19,822)	(25,223)	(21%)
Other comprehensive income:
Items that will never be reclassified to profit or loss
Remeasurements of defined benefit liabili	378	(584)	(165%)
Items that are or may be reclassified to profit and loss
Foreign currency translation differences	55	32	72%
Other comprehensive gain/(loss)	433	(552)	(178%)
Total comprehensive loss attributable to owners of the Company	(19,389)	(25,775)	(25%)

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Research and development expense

	Three months ended September 30
	2017	2016	Change
	(in thousands of CHF)%
Clinical projects	(2,598)	(3,905)	(33%)
Pre-clinical projects	(124)	(363)	(66%)
Drug manufacturing and substance	(621)	(736)	(16%)
Employee benefits	(624)	(805)	(22%)
Other research and development expenses	(254)	(535)	(53%)
Total	(4,221)	(6,344)	(33%)

Research and development expenses amounted to CHF 4.2 million in the three months ended September 30, 2017. This represents a decrease of about CHF 2.1 million from research and development expenses of CHF 6.3 million for the three months ended September 30, 2016. Research and development expenses reflected the following:

•	Clinical projects. In the three months ended September 30, 2017 clinical expenses were lower than in the three months ended September 30, 2016 by CHF 1.3 million. Service and milestone costs were lower for our Keyzilen® studies, mainly reflecting the completion of TACTT2, AMPACT1 and AMPACT2, and progression towards completion of TACTT3.

•	Pre-clinical projects. In the three months ended September 30, 2017, pre-clinical expenses decreased due to a temporary decrease in activity levels.

•	Drug manufacture and substance. In the three months ended September 30, 2017, drug manufacture and substance related costs decreased over the three months ended September 30, 2016, due to a temporary decrease in project activities.

•	Employee benefits. Employee expenses were lower in the three months ended September 30, 2017 than in the same period in 2016 primarily due to lower recruiting fees.

•	Other research and development expenses. Other research and development expenses were lower in the three months ended September 30, 2017 compared with the corresponding period in 2016 primarily due to lower quality assurance and regulatory-related expenses.

	Nine months ended September 30
	2017	2016	Change
	(in thousands of CHF)%
Clinical projects	(9,741)	(13,297)	(27%)
Pre-clinical projects	(418)	(562)	(26%)
Drug manufacturing and substance	(1,675)	(1,838)	(9%)
Employee benefits	(2,118)	(2,235)	(5%)
Other research and development expenses	(974)	(1,831)	(47%)
Total	(14,926)	(19,763)	(24%)

Research and development expenses amounted to CHF 14.9 million in the nine months ended September 30, 2017. This represents a decrease of about CHF 4.9 million from research and development expenses of CHF 19.8 million for the nine months ended September 30, 2016. Research and development expenses reflected the following:

•	Clinical projects. In the nine months ended September 30, 2017 clinical expenses were lower than in the nine months ended September 30, 2016. Lower service and milestone costs for our Keyzilen® studies, mainly reflecting the completion of TACTT2, AMPACT1 and AMPACT2 and progression towards completion of TACTT3 were partly offset by higher AM-111 related expenses due to progression of our HEALOS and ASSENT trials.

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•	Pre-clinical projects. In the nine months ended September 30, 2017, pre-clinical expenses decreased primarily due to lower expenses related to AM-111 pre-clinical projects.

•	Drug manufacture and substance. In the nine months ended September 30, 2017, drug manufacture and substance related costs decreased over the nine months ended September 30, 2016, due to lower costs related to raw material purchases and expenses for process validation related to Keyzilen®, which were partly offset by increases related to AM-111.

•	Employee benefits. Employee expenses were slightly lower in the nine months ended September 30, 2017 than in the same period in 2016 due to lower payroll-related expenses.

•	Other research and development expenses. Other research and development expenses decreased by CHF 0.9 million in the nine months ended September 30, 2017 compared with the corresponding period in 2016 due to lower intellectual property, regulatory and quality assurance-related expenses.

General and administrative expense

	Three months ended September 30
	2017	2016	Change
	(in thousands of CHF)%
Employee benefits	(512)	(634)	(19%)
Lease expenses	(18)	(10)	80%
Business development	(68)	0	n/a
Travel and representation	(31)	(76)	(59%)
Administration expenses	(691)	(473)	46%
Depreciation tangible assets	(15)	(8)	88%
Capital tax expenses	(0)	3	n/a
Total	(1,336)	(1,198)	11%

General and administrative expense amounted to CHF 1.3 million in the three months ended September 30, 2017 compared to CHF 1.2 million in the same period in the previous year, mainly as a result of higher administration costs partly offset by lower employee benefits-related expenses.

	Nine months ended September 30
	2017	2016	Change
	(in thousands of CHF)%
Employee benefits	(1,642)	(1,653)	(1%)
Lease expenses	(62)	(31)	100%
Business development	(124)	(34)	265%
Travel and representation	(125)	(160)	(22%)
Administration costs	(1,987)	(2,259)	(12%)
Depreciation tangible assets	(52)	(28)	86%
Capital tax expenses	(5)	20	(125%)
Total	(3,997)	(4,145)	(4%)

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General and administrative expense amounted to CHF 4.0 million in the nine months ended September 30, 2017 compared to CHF 4.1 million in the same period in the previous year, mainly as a result of lower administration costs partly offset by higher business development expenses.

Interest income

Interest income decreased in the three months ended September 30, 2017 compared to the three months ended September 30, 2016, due to lower balances on short-term deposits.

Interest income increased in the nine months ended September 30, 2017 compared to the nine months ended September 30, 2016, due to a higher return on short-term deposits.

Interest expense

Interest expense was at the same level in the three months ended September 30, 2017 compared to the prior year period and increased by CHF 0.8 million in the nine months ended September 30, 2017. The increase mainly relates to interest expense paid for the US$ 12.5 million loan drawn on July 19, 2016, under the Hercules Loan and Security Agreement.

Foreign currency exchange gain / (loss), net

For the three months ended September 30, 2017, foreign currency exchange gain resulted in a slightly positive result of CHF 1,650 compared to the unrealized loss of CHF 0.2 million in the same period in the previous year.

For the nine months ended September 30, 2017, the depreciation of the U.S. dollar against the Swiss Franc triggered a net foreign unrealized currency loss on U.S. dollar denominated cash and cash equivalents of CHF 0.9 million compared to the unrealized loss of CHF 1.2 million in the same period in the previous year.

Revaluation gain / (loss) from derivative financial instruments

In connection with the Hercules Loan and Security Agreement, we issued Hercules a warrant to purchase up to 241,117 of its common shares at an exercise price of US$ 3.94 per share. As of September 30, 2016, the warrant was exercisable for 156,726 common shares. As of September 30, 2017 the fair value of the warrant amounted to CHF 51,733. The revaluation gain of the derivative for the nine months ended September 30 2017 amounted to CHF 65,399, which is a decrease of CHF 162,791 when comparing to the same period in 2016. Since its initial recognition, the fair value decreased by CHF 356,447 resulting in a revaluation gain in the corresponding amount (fair value as of July 19, 2016: CHF 408,180).

On February 21, 2017, we issued 10,000,000 warrants, each warrant entitling its holder to purchase 0.70 of a common share at an exercise price of US$ 1.20. Additionally, the underwriter was granted a 30-day option to purchase up to 1,500,000 additional common shares and/or 1,500,000 additional warrants. On February 15, 2017, the underwriter partially exercised its option for 1,350,000 warrants. As of September 30, 2017, the fair value of the warrants amounted CHF 3,450,844. Since its initial recognition, the fair value of the warrants have decreased by CHF 1,639,619, resulting in a gain in the corresponding amount (fair value as of February 21, 2017: CHF 5,090,463). The increase in fair value of the warrants for the three months ended in September 30, 2017 amounted to CHF 60,503.

Transaction costs

Transaction costs increased by CHF 0.5 million in the nine months ended September 30, 2017 compared to the previous period. The increase relates to the fees and transaction costs related to the public offering completed on February 21, 2017 that were allocated to the derivative financial instrument.

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Cash flows

Comparison of the three months ended September 30, 2017 and 2016

The table below summarizes our cash flows for the three months ended September 30, 2017 and 2016:

	Three months ended September 30
	2017	2016
	(in thousands of CHF)
Cash used in operating activities	(4,762)	(6,795)
Net cash (used in) / from investing activities	(63)	18
Net cash (used in) / from financing activities	(1,308)	11,748
Net effect of currency translation on cash	92	(226)
Cash and cash equivalents at beginning of the period	26,239	32,781
Cash and cash equivalents at end of the period	20,198	37,527

The decrease in net cash used in operating activities from CHF 6.8 million in the three months ended September 30, 2016, to CHF 4.8 million in the three months ended September 30, 2017, was mainly due to lower operating expenses compared to the same period in 2016.

Comparison of the nine months ended September 30, 2017 and 2016

The table below summarizes our cash flows for the nine months ended September 30, 2017 and 2016:

	Nine months ended September 30
	2017	2016
	(in thousands of CHF)
Cash used in operating activities	(17,827)	(23,238)
Net cash (used in) / from investing activities	(93)	33
Net cash from financing activities	7,164	11,746
Net effect of currency translation on cash	(1,487)	(1,251)
Cash and cash equivalents at beginning of the period	32,442	50,237
Cash and cash equivalents at end of the period	20,198	37,527

The decrease in net cash used in operating activities from CHF 23.2 million in the nine months ended September 30, 2016, to CHF 17.8 million in the nine months ended September 30, 2017, was mainly due to lower operating expenses.

Cash flow from financing activities in the nine months ended September 30, 2017, includes the net proceeds of the public offering of 10,000,000 common shares with a nominal value of CHF 0.40 each and 10,000,000 warrants, each warrant entitling its holder to purchase 0.70 of a common share. The net proceeds to us from the offering were approximately CHF 9.1 million, after deducting underwriting discounts and other offering expenses payable by us. Cash from financing activities in the nine months ended September 30, 2017, also includes the loan amortization and interest payments due to the financing parties under the Hercules Loan and Security Agreement.

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Cash and funding sources

On June 1, 2016, we entered into a Controlled Equity OfferingSM Sales Agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co. (“Cantor”), pursuant to which we may offer and sell, from time to time common shares, with a nominal value of CHF 0.40 per share, having an aggregate offering price of up to US$35 million through Cantor. Any common shares offered and sold will be issued pursuant to our shelf registration statement on Form F-3 (Registration No. 333-206710) as supplemented by a prospectus supplement, dated June 1, 2016. In the nine months ended September 30, 2017, we did not offer or sell any common shares under the Sales Agreement.

On July 19, 2016, we entered into the Hercules Loan and Security Agreement for a secured term loan facility of up to US$20.0 million. An initial tranche of US$12.5 million was drawn on July 19, 2016, concurrently with the execution of the loan agreement. The loan matures on January 2, 2020 and bears interest at a minimum rate of 9.55% per annum, and is subject to the variability of the prime interest rate. In connection with the loan facility, we issued Hercules a warrant to purchase up to 241,117 of our common shares at an exercise price of US$3.94 per share. As of July 19, 2016, the warrant was exercisable for 156,726 common shares. Upon Hercules making the second advance under the loan facility, the warrant shall become exercisable for the additional 84,391 common shares. The warrant expires on July 19, 2023. The loan is secured by a pledge of the shares of Auris Medical AG, our principal operating subsidiary, owned by us, all intercompany receivables owed to us by our Swiss subsidiaries and a security assignment of our bank accounts.

On February 21, 2017, we completed a public offering of 10,000,000 common shares with a nominal value of CHF 0.40 each and 10,000,000 warrants, each warrant entitling its holder to purchase 0.70 of a common share. The net proceeds to us from the offering were approximately CHF 9.1 million, after deducting underwriting discounts and other estimated offering expenses payable by us. The underwriter was granted a 30-day option to purchase up to 1,500,000 additional common shares and/or 1,500,000 additional warrants. On February 15, 2017, the underwriter partially exercised its option in the amount of 1,350,000 warrants.

On October 10, 2017, we entered into the Commitment Purchase Agreement and a Registration Rights Agreement with LPC. Pursuant to the Commitment Purchase Agreement, LPC has agreed to subscribe for up to $13,500,000 of our common shares over the 30-month term of the Commitment Purchase Agreement. Regular purchases may be made from time to time under the Commitment Purchase Agreement subject to certain amount limitations. The purchase price for regular purchases is equal to the lesser of (i) the lowest sale price of our common shares on the purchase date and (ii) the average of the three (3) lowest closing sale prices of our common shares during the ten (10) business days prior to the purchase date, as reported on the Nasdaq Capital Market. We also have the right, at our sole discretion, to require LPC to make additional purchases, subject to certain amount limitations, at a purchase price equal to the lesser of (i) $1.50 per common share or (ii) 97% of the purchase price, provided that the closing price of the common shares is not below $0.70.

On October 16, 2017, we issued 1,744,186 of our common shares to LPC for an aggregate price of $1,500,000.

Funding requirements

We expect that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements into the second quarter of 2018. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including but not limited to:

•	the scope, rate of progress, results and cost of our clinical trials, nonclinical testing, and other related activities;

•	the cost of manufacturing clinical supplies, and establishing commercial supplies, of our product candidates and any products that we may develop;

•	the number and characteristics of product candidates that we pursue;

•	the cost, timing, and outcomes of regulatory approvals;

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•	the cost and timing of establishing sales, marketing, and distribution capabilities; and

•	the terms and timing of any collaborative, licensing, and other arrangements that we may establish, including any required milestone and royalty payments thereunder.

We expect that we will require additional funding to complete our development programs with Keyzilen®, AM-111 and AM-125, obtain regulatory approval for them and to commercialize our product candidates Keyzilen®, AM-111, AM-125 or any other product candidate. If we receive regulatory approval for Keyzilen®, AM-111 or AM-125, and if we choose not to grant any licenses to partners, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts. Likewise, if we are unable to refinance amounts outstanding under our existing term loan facility before such amounts are due we may be unable to repay such amounts, which could result in foreclosure of the collateral pledged to secure such loan.

We may raise additional capital through the sale of equity or convertible debt securities. In such an event, your ownership interest will be diluted, and the terms of these new securities may include liquidation or other preferences that adversely affect your rights as a holder of our common shares.

For more information as to the risks associated with our future funding needs, see “Item 3—Key Information—Risk factors” in the Annual Report.

Contractual Obligations and Commitments

The following table presents information relating to our contractual obligations as of September 30, 2017:

	Payments Due by Period
	Less Than 1 Year	Between 1 and 3 Years	Between 3 and 5 Years	Total
	(in thousands of CHF)
Operating lease obligations (1)	161	298	149	608
Long-term debt obligations (2)	4,406	7,359	-	11,765
Derivative Financial Instruments (3)	-	-	3,503	3,503
Total	4,567	7,657	3,652	15,877

_______________________

(1)	Operating lease obligations consist of payments pursuant to non-cancellable operating lease agreements relating to leases of our office space and are not accounted for on the balance sheet. The lease term is 5 years. The lease expires on September 30, 2021 with an option to extend for another five years.

(2)	Long-term debt obligations consist of amortization payments and the end of term fee due under the Hercules Loan and Security Agreement converted to CHF at an exchange rate of CHF 0.9680 to US$1.00. The secured term loan under the Hercules Loan and Security Agreement has a maturity date of January 2, 2020, with an interest-only period through July 1, 2017, and amortized payments of principal and interest thereafter in equal monthly instalments until the maturity date. The loan bears interest at a minimum rate of 9.55% per annum, and is subject to the variability of the prime interest rate. Interest payments are not included in the table presented above.

(3)	Derivative Financial instruments relate to the warrants issued in connection with the Hercules Loan and Security Agreement and the warrants issued in the public offering in February 2017.

Under the terms of our collaboration and license agreement with Xigen, we are obliged to make development milestone payments on an indication-by-indication basis of up to CHF 1.5 million upon the successful completion of a Phase 2 clinical trial and regulatory milestone payments on a product-by-product basis of up to CHF 2.5 million, subject to a mid-twenties percentage reduction for smaller indications, e.g., those qualifying for orphan drug status, upon receiving marketing approval for a product. The milestones are not included in the table above as they have not met the recognition criteria for provisions and the timing of these is not yet determinable as it is dependent upon the achievement of earlier mentioned milestones.

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Under the terms of the asset purchase agreement with Otifex Therapeutics Pty Ltd, we are obliged to make a development milestone payment of $200,000 if use of the purchased formulation is supported by the results from toxicology studies over three to six months.

Off-Balance Sheet Arrangements

As of the date of this discussion and analysis, we do not have any, and during the periods presented we did not have any, off-balance sheet arrangements except for the Operating Lease mentioned in “Item 5—Operating and Financial Review and Prospects—Tabular disclosure of contractual obligations” in the Annual Report.

Significant Accounting Policies and Use of Estimates and Judgment

There have been no material changes to the significant accounting policies and estimates described in “Item 5—Operating and Financial Review and Prospects–Operating results—Significant accounting policies and use of estimates and judgment” in the Annual Report.

Recent Accounting Pronouncements

There are no IFRS standards as issued by the IASB or interpretations issued by the IFRS interpretations committee that are effective for the first time for the financial year beginning on or after January 1, 2017 that would be expected to have a material impact on our financial position.

JOBS Act Exemption

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company”. As an emerging growth company, we are not required to provide an auditor attestation report on our system of internal controls over financial reporting. This exemption will apply for a period of five years following the completion of our initial public offering (2019) or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier. We would cease to be an emerging growth company if we have more than US$1.0 billion in annual revenue, have more than US$700 million in market value of our common shares held by non-affiliates or issue more than US$1.0 billion of non-convertible debt over a three-year period.

Cautionary Statement Regarding Forward Looking Statements

Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Many of the forward-looking statements contained in this discussion and analysis can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Item 3—Key Information—Risk factors” in the Annual Report. These risks and uncertainties include factors relating to:

•	our operation as a development-stage company with limited operating history and a history of operating losses;

•	our need for substantial additional funding to continue the development of our product candidates before we can expect to become profitable from sales of our products, including sufficient funding to ensure that our assets exceed our liabilities;

•	our dependence on the success of Keyzilen® (AM-101), AM-111 and AM-125, which are still in clinical development and may eventually prove to be unsuccessful, including the likelihood that the TACTT3 clinical trial with Keyzilen® will not meet its endpoints, or that the post-hoc analysis in the subpopulation of profound acute hearing loss patients in the HEALOS trial will not be considered acceptable for regulatory filing purposes by relevant health authorities, which may impair our ability to raise additional funding to continue the development of our product candidates;

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•	the chance that we may become exposed to costly and damaging liability claims resulting from the testing of our product candidates in the clinical or in the commercial stage;

•	the chance our clinical trials may not be completed on schedule, or at all, as a result of factors such as delayed enrollment or the identification of adverse effects;

•	uncertainty surrounding whether any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized;

•	if our product candidates obtain regulatory approval, our being subject to expensive, ongoing obligations and continued regulatory overview;

•	enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval and commercialization;

•	the chance that we do not obtain orphan drug exclusivity for AM-111, which would allow our competitors to sell products that treat the same conditions;

•	dependence on governmental authorities and health insurers establishing adequate reimbursement levels and pricing policies;

•	our products may not gain market acceptance, in which case we may not be able to generate product revenues;

•	our reliance on our current strategic relationships with INSERM or Xigen and the potential success or failure of strategic relationships, joint ventures or mergers and acquisitions transactions;

•	our reliance on third parties to conduct our nonclinical and clinical trials and on third-party, single-source suppliers to supply or produce our product candidates;

•	our ability to comply with the requirements under our term loan facility with Hercules, including repayment of amounts outstanding when due;

•	our ability to meet the continuing listing requirements of Nasdaq and remain listed on the Nasdaq Capital Market; and

•	other risk factors discussed under “Item 3—Key Information—Risk factors” included in the Annual Report.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

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